September 27, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Healthcare Trust of America Holdings, LP

Registration Statement on Form S-4

Filed August 30, 2013

File No. 333-190916

Supplemental Representations and Warranties

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement (the “Registration Statement”) filed by Healthcare Trust of America Holdings, LP, a Delaware limited partnership (“HTALP”) and Healthcare Trust of America, Inc., a Maryland corporation (“HTA”, and collectively, with HTALP, the “Company”), relating to a proposed offer (the “Exchange Offer”) to exchange up to $300,000,000 aggregate principal amount of HTALP’s 3.70% Senior Notes due 2023 (the “Exchange Notes”) for any and all of its outstanding $300,000,000 aggregate principal amount of its 3.70% Senior Notes due 2023 (the “Private Notes”) and the guarantees thereof by HTA, the Company hereby represents and warrants to the Staff of the Securities and Exchange Commission as follows:

1. The Company is registering the Exchange Notes through the Registration Statement in reliance on the Staff’s position enunciated in no-action letters to Exxon Capital Holdings Corporation (dated April 13, 1988) (the “Exxon Capital Letter”), Morgan Stanley & Co. Incorporated (dated June 5, 1991) (the “Morgan Stanley Letter”) and Shearman & Sterling (dated July 2, 1993) (the “Shearman & Sterling Letter”), and other interpretive letters to similar effect.

2. The Company has not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes. With respect to any broker-dealer who holds Private Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer, neither the Company nor any of its affiliates has entered into any arrangement or understanding with any such broker-dealer to distribute the Exchange Notes.

3. The Company will make each person participating in the Exchange Offer aware (through the prospectus contained in the Registration Statement (the “Prospectus”) or otherwise) that (a) any broker-dealer who holds the Private Notes acquired for its own account as a result of market-making activities or other trading activities and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer (i) may be a statutory underwriter and (ii) must deliver a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), which may be the Prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of the Exchange Notes held by the broker-dealer), and that, by delivering such a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act; and (b) if any person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the Staff’s position enunciated in the Exxon Capital Letter, the Morgan Stanley Letter, the Shearman & Sterling Letter, or other interpretive letters to similar effect, and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. The Company acknowledges that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

4. The Company will also make each exchange offeree, in order to participate in the Exchange Offer, execute a Letter of Transmittal or similar documentation that will include (a) a representation that by tendering the Private Notes in the Exchange Offer, such person will be deemed to represent that such person is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes and (b) if the exchange offeree is a broker-dealer holding Private Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of the Exchange Notes received in respect of such Private Notes pursuant to the Exchange Offer. The Letter of Transmittal or similar documentation will also contain a statement to the effect that, by delivering such a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

5. The Company will commence the Exchange Offer for the Private Notes when the Registration Statement is declared effective by the Securities and Exchange Commission. The Exchange Offer will remain in effect for a limited time and will not require the Company to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by the Company in compliance with the Securities Exchange Act of 1934, as amended, and any applicable rules and regulations thereunder.

Respectfully submitted, HEALTHCARE TRUST OF AMERICA, INC.

By:	/s/ Kellie S. Pruitt
Name: Kellie S. Pruitt
Title: Chief Financial Officer,
Secretary and Treasurer

HEALTHCARE TRUST OF AMERICA HOLDINGS, LP
By:	HEALTHCARE TRUST OF AMERICA, INC., its general partner

By:	/s/ Kellie S. Pruitt
Name: Kellie S. Pruitt
Title: Chief Financial Officer,
Secretary and Treasurer

cc:

Peter T. Healy, Esq.

O’Melveny & Myers LLP